Mail Stop 3561

September 11, 2007

Mr. Gordon G. Pratt
Chairman, President and Chief Executive Officer
FMG Acquisition Corp.
Four Forest Park, Second Floor
Farmington, Connecticut 06032

Re: **FMG Acquisition Corp.**
Amendment No. 2 to Registration Statement on Form S-1
Filed August 15, 2007
File No. 333-143466

Dear Mr. Pratt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   If you add or delete significant information other than in response to a staff comment, please identify those changes in your response letter.

2.   In addition to identifying the section of the amended registration statement where changes appear, please also include the page number(s) of the amended registration statement where the changes appear.

Proposed Business, page 54

Conversion Rights, page 60

3.   We note your response to prior comment five. Please revise the reference to $35 on page 61 to address the possibility that electing conversion would be cost-prohibitive for shareholders owning very few shares, which may be worth, based on trading prices, a total of approximately $35 or less.

4.   Please revise the statement on page 61 that requiring physical or electronic tendering of shares "would not result in any increased cost to stockholders" to take into account the possibility that shareholders elect conversion but the transaction is not approved. In such event, it appears that a shareholder might have to pay $35 to elect conversion when it would otherwise not be required.

5.   Also, please revise page 61 to delete the reference to a "put" right, which would suggest that shareholders have the right to force the company to purchase their shares.

6.   Please add a risk factor discussing the extra steps required to convert, the additional burden this places upon shareholders, and the time pressures and additional cost incurred as a result of this step.

7.   Please provide the basis for your statement that the delivery process can be completed in hours. Discuss whether there are situations where the delivery process could take longer for shareholders who own their shares through a broker or bank agent.

8.   Please tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, who supervised the review of your filing, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq. (*by facsimile*)
        212-370-7889